Exhibit 14.1

LED LIGHTING COMPANY

CODE OF BUSINESS CONDUCT AND ETHICS

As Adopted Effective June 26, 2013

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures.  It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers, and employees of the Company.  All of our directors, officers, and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.  The Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law.  If you have any questions about these conflicts, you should ask your supervisor or the Company’s Compliance Officer designated below how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment or other association with the Company.  If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 13 of this Code.

1.	Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built.  All directors, officers, and employees of the Company must respect and obey the laws and regulations of the cities, states, and countries in which we operate.  Although not all directors, officers, or employees are expected to know the details of these laws and regulations, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate personnel.

2.	Conflicts of Interest

A “conflict of interest” exists when the private interest of a director, officer, or employee interferes in any way with the interests of the Company.  A conflict situation can arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform his or her duties for the Company objectively and effectively.  Conflicts of interest also arise when a director, officer, or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company.  Loans and guarantees by the Company may also create conflicts of interest, and certain loans to and guarantees of obligations of directors and executive officers are prohibited by federal securities laws.

Conflicts of interest arise when a director, officer, or employee of the Company works simultaneously for a competitor, customer, or supplier.  No director, officer, or employee may work for a competitor as a consultant or board member except as specifically approved in accordance with Section 12 of this Code.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers, or competitors, except on behalf of the Company.  Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Compliance Officer.  Any director, officer, or employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel or consult the procedures described in Section 13 of this Code.

3.	Insider Trading

Directors, officers, and employees who have access to or become aware of confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.  All non-public information about the Company, as well as non-public information about our customers and suppliers, should be considered confidential information.  To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal and a violation of this Code.

To assist with compliance with laws against insider trading, the Company in the future may also adopt a specific policy governing trading in securities of the Company by the Company’s directors, officers, and employees.  This policy would be distributed to every director, officer, and employee.  If you have any questions, please consult with the Company’s outside counsel.

4.	Corporate Opportunities

Directors, officers, and employees are prohibited from taking for themselves personally, or diverting to other persons, opportunities that are discovered through the use of corporate property, information, or position without the consent of the Board of Directors (the “Board”).  No director, officer, or employee may use corporate property, information, or position for personal gain, and no director, officer, or employee may compete with the Company directly or indirectly during his or her tenure with the Company.  Directors, officers, and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality

All directors, officers, and employees of the Company must maintain the confidentiality of confidential information entrusted to them by the Company, its customers or suppliers, or others, except when disclosure is authorized by the Board or the Compliance Officer or required by laws or regulations.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, its customers or suppliers, or others, if disclosed.  It also includes information that customers or suppliers have entrusted to us.  The obligation to preserve confidential information continues even after your employment or other association with the Company ends.

6.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present directors, officers, or employees of other companies is prohibited.  Each director, officer, and employee of the Company should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors, and employees.  No director, officer, or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers.  No gift or entertainment should ever be offered, given, provided, or accepted by any officer, director, employee, or other agent of the Company, or any of their family members, unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations.  Please discuss with your supervisor or the Compliance Officer any gifts or proposed gifts which you are not certain are appropriate.  See also Section 10 of this Code concerning gifts and other payments to government representatives.

7.	Discrimination and Harassment

The diversity of the Company’s employees, consultants, and contractors is a tremendous asset.  We are firmly committed to providing equal opportunity in all aspects of employment and contractual relations and will not tolerate any unlawful discrimination or workplace harassment of any kind or violent, coercive, or threatening behavior.  Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

8.	Record-Keeping

The Company requires honest and accurate recording and reporting of information to make responsible business decisions.  For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately.  If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.  Business expense accounts should not be used for personal expenses, except where specifically permitted under the Company’s policies.  Any personal expenses paid by use of the Company’s expense account must be reimbursed promptly.

All of the Company’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls.  Unrecorded or “off the books” funds or assets may not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood.  This applies equally to e-mail, internal memos, and formal reports.  Records should always be retained or destroyed according to the Company’s record retention policies.  In accordance with those policies, in the event of litigation or governmental investigation, or any threat of litigation or governmental investigation, please consult the Company’s outside counsel.

9.	Protection and Proper Use of Company Assets

All directors, officers, and employees should endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct effect on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported to your supervisor or the Compliance Officer for investigation.  Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of directors, officers, and employees to protect the Company’s assets includes the obligation to protect the Company’s proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports.  Unauthorized use or distribution of this information violates Company policy.  It could also be illegal and result in civil or criminal penalties.

10.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates to obtain or retain business.  No illegal payments may be made to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel.  The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.  State and local governments, as well as foreign governments, may have similar rules.  The Company’s outside counsel can provide guidance to you in this area.

11.	Additional Provisions for CEO and Senior Financial Officers

In addition to the other provisions of this Code, the Company’s chief executive officer and senior financial officers, including the Company’s chief financial officer and principal accounting officer, are subject to the following additional specific policies:

a.

The CEO and all senior financial officers are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the SEC.  Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Company’s senior officers responsible for preparation and oversight of the Company’s SEC filings any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist such officers in fulfilling their responsibilities.

b.

The CEO and each senior financial officer shall promptly bring to the attention of the Board any information he or she may have concerning (1) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

c.

The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Board any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

d.

The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Board any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

12.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for directors or executive officers may be made only by the Board and will be promptly disclosed as required by law or stock market regulation.  Waivers for other personnel may be made by such committees of the Board or officers to which the Board may delegate such authority from time to time.

13.	Reporting any Illegal or Unethical Behavior

Employees must read the Company’s Complaint Procedures for Accounting and Auditing Matters, which describes the procedures adopted by the Board for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.  A copy of the Board Procedures is attached as Exhibit A.  Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

If you suspect that a violation of this Code has occurred or is occurring, you should immediately report the suspected violation or concern to the Compliance Officer designated by the Board.  As of the date of this Code, the Compliance Officer is:

Kevin Kearney

Chief Executive Officer

4000 Bridgeway, Suite 400

Sausalito, California 94965

(877) 823-0653

ledlightingcompany@yahoo.com

You may submit reports via U.S. mail, courier, FedEx, or similar delivery service, phone, e-mail, or in person.  You may submit complaints or concerns confidentially and anonymously.  If you wish to make a report anonymously, please type your report, including the date but not your name, and deliver it via mail, courier, FedEx, or other delivery service in an envelope marked CONFIDENTIAL.  Alternatively, you may submit an anonymous report by e-mail; to do so, please be sure to send your report from an e-mail address that does not identify the sender.  If you submit a report that is not anonymous, you may be contacted to confirm information or to obtain further information.  If you are not satisfied with the Company’s response to any report you may submit, you may report your concerns to the Company’s Board.

14.	Investigation and Corrective Action

Upon receipt of a complaint under this Code, the Company will promptly investigate the complaint and will involve agencies and resources outside the Company if and when such outside involvement appears advisable or necessary.  The Company will exercise discretion regarding the confidentiality of the report and investigation to the extent consistent with the need for a thorough investigation and response and taking into consideration the Company’s disclosure obligations and requirements.

The Company shall conduct, or designate appropriate persons (within or outside of the Company) to conduct, any investigation concerning alleged violations of this Code by any director, the CEO, or any of the Company’s senior financial officers.  The Compliance Officer or other appropriate personnel designated by the Board will conduct, or designate appropriate persons to conduct, any investigation concerning alleged violations by other officers and employees.  Directors, officers, and employees are expected to cooperate in internal investigations of alleged misconduct.

At the conclusion of any such investigation involving any director, the CEO, or any of the Company’s senior financial officers, the person leading the investigation will report to the Board the results of the investigation and any remedial measures such investigator recommends.  At the conclusion of any such investigation involving other officers or employees, such investigator shall make such a report to the Compliance Officer or the CEO, as appropriate.

The Company will take all actions deemed appropriate by the Board, CEO, or Compliance Officer, as applicable, as a result of any such investigation.  If it is determined that a director, officer, or employee of the Company has violated this Code, such action may include disciplinary action, up to and including termination of employment.  If it is determined that a non-employee has violated this Code, the Company will take appropriate corrective action, which could include severing the Company’s relationship with such non-employee.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, and may include written notices to the individual involved of the determination that there has been a violation, censure, demotion or re-assignment of the individual involved, suspension with or without pay or benefits, or termination of the individual’s employment.  In determining what action is appropriate in a particular case, the Board or other appropriate designated person shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.  Any and all complaints and related information received under this Code will be retained for seven years from the date of the complaint, or such other period of time as may be required by law.

15.	Whistleblower Protections

Federal and state laws prohibit retaliatory action by public companies against their employees who take certain lawful actions when they suspect wrongdoing on the part of their employer.  In furtherance of the Company’s obligations under federal law, as well as to preserve the integrity of this Code, neither the Company nor any of our directors, officers, employees, contractors, subcontractors, or agents may discharge, demote, suspend, threaten, harass, or in any other manner punish, discriminate, or otherwise retaliate against an employee because of any lawful act done by the employee to:

a.

provide information, cause information to be provided to, or otherwise assist in an investigation by a federal regulatory or law enforcement agency, any member of Congress or committee of Congress, or any person with supervisory authority over the employee (or such other person working for the Company who has the authority to investigate, discover, or terminate misconduct), where such information or investigation relates to any conduct that the employee reasonably believes constitutes a violation of federal mail fraud, wire fraud, bank fraud, or securities fraud laws, any SEC rule or regulation, or any other federal law relating to fraud against shareholders;

b.

file, cause to be filed, testify, participate in, or otherwise assist in a proceeding relating to alleged violations of any of the federal fraud or securities laws described in (a) above; or

c.

report, or cause to be reported, any complaint under this Code.

The Company is committed to maintaining an environment in which people feel free to report all suspected incidents of inaccurate financial reporting or fraud.  No retaliatory action will be taken against any person who in good faith reports any conduct which he or she reasonably believes may violate this Code.  In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding, or hearing relating to a complaint about the Company’s auditing or financial disclosures, or who files, causes to be filed, testifies, or otherwise assists in such a proceeding.   However, a person who files a report or provides evidence which he or she knows to be false or without a reasonable belief in the truth and accuracy of such information will not be protected by the above policy statement and may be subject to disciplinary action, including termination of employment or other association with the Company.

16.	Delegation of Duties

At such time as the Board establishes a separate Audit Committee, the Board may delegate to such Audit Committee the responsibilities of the Board as provided herein.

Exhibit A

LED LIGHTING COMPANY

 PROCEDURES FOR CONFIDENTIAL SUBMISSION OF INFORMATION, QUESTIONS, COMPLAINTS, OR CONCERNS RELATING TO ACCOUNTING OR AUDITING MATTERS

The Board of Directors (the “Board”) of the LED Lighting Company., a Delaware corporation (the “Company”) has adopted the following procedures for the submission of information, questions, complaints, or concerns regarding the Company’s accounting, internal accounting controls, or auditing matters.  Please contact the Company’s Chief Executive Officer if you have questions that are not answered in these procedures.

Submission of Complaints or Concerns

Manner of Submission.  Information, questions, complaints, or concerns about the Company’s accounting, internal accounting controls, or auditing matters may be submitted to the Company and/or Board by any of the following means:

•

By sending a written description of the information, question, complaint, or concern, by U.S. mail, courier, FedEx, or similar delivery service, or by e-mail, to the CEO.

•

By contacting any member of the Company’s Board, by U.S. mail, courier, FedEx, or similar delivery service, by e-mail or by phone

Confidentiality and Anonymity.  Confidentiality is a priority, and all reports will be treated confidentially to the fullest extent possible.  Submissions of information, questions, complaints, or concerns will not be traced and submissions may be made anonymously.  To ensure the anonymous submission via e-mail, please do not send the submission from an e-mail address that identifies the sender.  For submissions that are not anonymous, you may be contacted to confirm information or to obtain additional information.

Receipt and Retention of Submissions

Receipt.  The Company’s Chief Executive Officer will check the e-mail address provided above on no less than a weekly basis.  The Chief Executive Officer will promptly forward copies of all submissions to the Board.  The Board members will promptly forward all submissions they receive to the Chief Executive Officer and will evaluate the actions taken by the Company in response to all submissions.

Retention.  All submissions will be maintained in a confidential file.  Access to the confidential file will be restricted to members of the Controller’s office designated by the Controller and members of the Board.  All submissions will be maintained in such file following receipt of such submissions.

Treatment Of and Response to Submissions

Review and Response.  The Chief Executive Officer will promptly review all submissions and report such submissions to the Board, with the Chief Executive Officer’s assessment of the submission and, to the extent relevant, recommended course of action.  In appropriate circumstances, the Chief Executive Officer will have the authority, in his discretion, to bring any submission immediately to the attention of the Board.  All submissions being reviewed at a Board meeting will be physically present at the meeting and available for Board inspection.  The Board will determine the appropriate means of addressing the submissions and delegate that task to the appropriate member of senior management, or take such other action as it deems necessary or appropriate to address the submission, including obtaining outside counsel or other advisors to assist the Board.

Follow-up.  The Chief Executive Officer will be available for follow-up inquiries from persons submitting information, questions, complaints, or concerns.  If, after the follow-up discussion, the person submitting the information, question, complaint, or concern concludes that appropriate action has not been taken, he or she may report the matter directly to a member of the Board.

Documentation of Response.  Receipt of all submissions that are not anonymous will be acknowledged by the Company either orally or in writing, unless the person making the submission requests otherwise.  The Chief Executive Officer will maintain a record of the response to each submission, including the date of the acknowledgment and any other actions taken.  Such records will be maintained in the confidential file with the submissions.

No Retaliation.  Retaliation against any person who in good faith makes a submission about any accounting, internal accounting controls, or auditing matters, including illegal or unethical conduct, will not be tolerated and will be a cause for discipline, including possible loss of employment.  A person may report retaliation by the same means described in these Procedures for reporting information, questions, complaints, or concerns or under the Company’s Code of Ethics.